UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28902 / September 17, 2009

_____

In the Matter of   :
                                                                              :
OOK, Inc.   :
TXF Funds, Inc.   :
OOK Advisors, LLC   :
One Leadership Square, Suite 200   :
211 North Robinson   :
Oklahoma City, OK 73102   :
                                                                              :
ALPS Distributors, Inc.   :
1290 Broadway, Suite 1100   :
Denver, CO 80203   :
                                                                              :
(812-13504)   :

_____:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

OOK, Inc., TXF Funds, Inc., OOK Advisors, LLC, and ALPS Distributors, Inc. filed an
application on March 5, 2008, and amendments to the application on March 26, 2008, May 1,
2008, January 7, 2009, January 28, 2009, June 23, 2009, and August 25, 2009, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act, under section
12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act,
and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and
17(a)(2) of the Act.

The order permits: (a) certain open-end management investment companies and their series to
issue shares ("Fund Shares") that can be redeemed only in large aggregations ("Creation Unit
Aggregations"); (b) secondary market transactions in Fund Shares to occur at negotiated prices;
(c) certain affiliated persons of the investment companies or series to deposit securities into, and
receive securities from, the investment companies or series in connection with the purchase and
redemption of Creation Unit Aggregations; and (d) certain registered management investment
companies and unit investment trusts outside of the same group of investment companies as the
investment companies or series to acquire Fund Shares.

On August 25, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 28851). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of OOK, Inc., TXF Funds, Inc., OOK Advisors, LLC, and ALPS Distributors, Inc. (File No. 812-13504),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary